EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Six Months Ended	Years Ended December 31,
(Dollars in Millions)	June 30, 2017	2016	2015	2014		2013		2012
Earnings:
Pretax income from continuing operations	$3,766	$8,096	$7,938		$8,991		$7,888		$6,451
Interest expense (a)	965	1,704	1,623		1,707		1,958		2,226
Other adjustments (b)	57	101	118		402		133		117
Total earnings	$4,788	$9,901	$9,679		$11,100		$9,979		$8,794
Fixed charges:
Interest expense	$965	$1,704	$1,623		$1,707		$1,958		$2,226
Other adjustments (c)	24	56	62		79		93		102
Total fixed charges	$989	$1,760	$1,685		$1,786		$2,051		$2,328
Preferred stock dividends	$40	$80	$62	$	―	$	―	$	―
Total fixed charges and preferred stock dividends	$1,029	$1,840	$1,747		$1,786		$2,051		$2,328
Ratio of earnings to combined fixed charges and preferred stock dividends	4.65	5.38	5.54		6.22		4.87		3.78
(a)
Included in interest expense is interest expense related to the Card Member lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)
For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.